Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015
	(in thousands)
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(20,804)	$53,969	$116,453	$(27,568)	$(10,168)	$(37,601)
Interest expense	72,307	86,192	93,200	93,890	87,236	23,599
Loss (income) on investment in equity investees in excess of distributed earnings	2,243	—	361	958	6,094	(972)
Amortization of capitalized interest	267	170	115	381	422	111
Loan cost amortization	—	523	2,906	2,928	6,122	1,028
Earnings	$54,013	$140,854	$213,035	$70,589	$89,706	$(13,835)
Fixed Charges:
Interest expense	$72,307	$86,192	$93,200	$93,890	$87,236	$23,599
Capitalized interest	593	883	2,249	1,131	2,103	506
Loan cost amortization	—	523	2,906	2,928	6,122	1,028
Fixed Charges	$72,900	$87,598	$98,355	$97,949	$95,461	$25,133

Ratio of Earnings to Fixed Charges	0.7	1.6	2.2	0.7	0.9	(0.6)
Insufficient Coverage	$18,887	$—	$—	$27,360	$5,755	$38,968